Alnylam Pharmaceuticals, Inc.

300 Third Street

Cambridge, MA 02142

December 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:	Alnylam Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 000-50743

Dear Mr. Riedler:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated December 2, 2013 (the “Comment Letter”) to John M. Maraganore, Ph.D., Chief Executive Officer of Alnylam Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and the documents incorporated by reference therein. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Comment 1: ALN-VSP — Liver Cancer, page 13

1.	We note the disclosure on page 14 indicating that you have a license agreement with Ascletis. Please disclose the material terms of this agreement under a separate caption, including the patents licensed under this agreement and how they apply to your products, all other material rights and obligations of both parties, the duration, material termination provisions, payment provisions and prior and potential future payments. Additionally, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent upon this agreement.

Response 1

The Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” With respect to the Company’s agreement with Ascletis Pharmaceuticals (Hangzhou) Co., Ltd. (“Ascletis”), the Company has concluded that its agreement with Ascletis was made in the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

The Company is a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on RNA interference (“RNAi”). As part of its collaboration strategy, the Company seeks to enter into co-development and/or worldwide or specific geographic partnerships for specific RNAi therapeutic programs in the ordinary course of business. Certain of these agreements may be material to the Company due to a combination of various factors, including the amount of any upfront payment, the amount of research and development funding support, the stage of the research and development program that is the subject of the agreement, the potential future milestone and royalty revenue amounts, and the geographic scope of the collaboration, among other factors. The Ascletis agreement is a regional agreement that provides rights to Ascletis to develop and commercialize the Company’s therapeutic candidate, ALN-VSP, at its own expense in a limited geographic region. Under the Ascletis agreement, there was no upfront payment and there are modest development and sales milestone payments and royalty rates, no co-development obligations, and no obligation on the part of Ascletis to provide the Company with development assistance or specific expertise outside of its limited geographic region. Moreover, the Company is not currently advancing ALN-VSP, the program that is the subject of the Ascletis Agreement, outside of the Ascletis territory until it identifies an additional partner for such territory.

The Ascletis agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception. Notwithstanding the Company’s determination that the Ascletis agreement is not material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of this agreement in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s third-party collaboration efforts. Further, given the Company’s assessment regarding the materiality of the Ascletis agreement, it does not believe that a separately-captioned section describing additional terms of this agreement is necessary to provide investors sufficient information regarding the agreement.

Comment 2: Medtronic, page 19

2.	We note that you entered into a collaboration agreement with Medtronic. Please disclose the milestone payments paid to date and aggregate potential milestone payments that may be paid in the future. Please revise your disclosure to provide information about the royalty rate. For example, you may either provide a range of royalties within ten percent or a statement that the percentage is in the teens, twenties, etc. Additionally, please provide more precise information about the royalty term by stating the years during which the relevant patents will expire in each relevant jurisdiction.

Response 2

To date, the Company has not made any milestone payments to Medtronic, Inc., (“Medtronic”). In addition, to the extent the Company is required to make milestone or royalty payments under this agreement, such payments will not represent a material percentage of its operating expenses or cash, cash equivalents and marketable securities. Accordingly, the Company does not believe that the payment of development or sales milestone payments to Medtronic would be material to the Company’s results of operations or financial condition.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

In addition, in April 2012, the Company elected to opt out of the one development program under its agreement with Medtronic. At this time, the Company has no responsibility for development or costs related to this program, and is only responsible to supply product to Medtronic at cost as well as technical support as requested. As noted in the Company’s response to Comment No. 1 above, the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. At this time, given the change of the Company’s involvement in development under the Medtronic Agreement, the Company has reassessed the materiality of its agreement with Medtronic and concluded that such agreement was made in the ordinary course of the Company’s business and that its business is not currently substantially dependent on this agreement, and accordingly, the Company does not intend to continue to file this agreement as an exhibit to its Form 10-K for the year ended December 31, 2013 under Item 601(b)(10) of Regulation S-K. Notwithstanding the Company’s determination that the Medtronic Agreement is no longer material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of this agreement in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s third-party collaboration efforts. Further, given the Company’s assessment regarding the materiality of the Medtronic agreement, it does not believe that additional disclosure of the terms of this agreement is necessary to provide investors sufficient information regarding the agreement.

Comment 3: The Medicines Company, page 22

3.	We note that you entered into a license agreement with MedCo. Please revise your disclosure to provide more precise information about the royalty rate. For example, you may either provide a range of royalties within ten percent or a statement that the percentage is in the teens, twenties, etc. Additionally, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent upon this agreement.

Response 3

The Company executed the license agreement with The Medicines Company (“MDCO”) on February 13, 2013. The agreement was originally filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K to the Company’s Form 10-Q for the quarter ended March 31, 2013 and re-filed as an exhibit to the Company’s Form 10-Q/A for the quarter ended March 31, 2013 to respond to the Staff’s comments on the Company’s Confidential Treatment Request.

In response to the Staff’s comment regarding disclosure of more precise information about the royalty rate of the license agreement with MDCO, the Company intends to include revised disclosure regarding the MDCO agreement in its future filings with the Commission, including its Form 10-K for the year ended December 31, 2013, and to continue to file the agreement as an exhibit to its Form 10-K until such time as the Company determines that this agreement is no longer material as provided under Item 601(b)(10) of Regulation S-K . The revised disclosure will be substantially similar to that set forth below:

“The Medicines Company. In February 2013, we and MDCO entered into a license and collaboration agreement pursuant to which we granted to MDCO an exclusive, worldwide license to develop, manufacture and commercialize RNAi therapeutics targeting PCSK9, including ALN-PCS02 and ALN-PCSsc, for the treatment of hypercholesterolemia and other human diseases. In consideration for the rights granted to MDCO under the MDCO agreement, MDCO paid us an

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

upfront cash payment of $25.0 million. In addition, MDCO is required to make payments to us upon the achievement of specified clinical development, regulatory approval and commercialization milestones totaling up to $180.0 million. In addition, the Company will be entitled to royalties ranging from the low- to high- teens, based on annual worldwide net sales, if any, of ALN-PCS Licensed Products by MDCO, its affiliates and sublicensees, subject to reduction under specified circumstances.

Due to the uncertainty of pharmaceutical development and the high historical failure rates generally associated with drug development, we may not receive any milestone or royalty payments from MDCO.

Under the MDCO agreement, we and MDCO will collaborate in the further development of licensed products. We will retain responsibility for the development of licensed products until Phase I completion, as defined in the MDCO agreement, at our cost, up to an agreed upon initial development cost cap. MDCO will assume all other responsibility for the development and commercialization of licensed products, at its sole cost. Initially the collaboration included the development of both ALN-PCS02 and ALN-PSCsc in parallel. In October 2013, the parties announced the selection of ALN-PCSsc for ongoing development, in accordance with the terms of the MDCO agreement. The collaboration between us and MDCO will be governed by a joint steering committee that will be comprised of an equal number of representatives from each party.

We will be solely responsible for obtaining supply of finished product reasonably required for the conduct of our obligations under the initial development plan through Phase I completion, and supplying MDCO with finished product reasonably required for the first Phase II clinical trial of a licensed product conducted by MDCO, at our expense, provided such costs do not exceed the development costs cap, subject to certain exceptions. After such time, MDCO will have the sole right and responsibility to manufacture and supply licensed product for development and commercialization under the MDCO development plan, subject to the terms of the MDCO agreement. We and MDCO intend to enter into a supply and technical transfer agreement to provide for supply of licensed products to MDCO within a specified time following the effective date of the MDCO agreement.

Unless terminated earlier in accordance with the terms of the agreement, the MDCO agreement expires on a licensed product-by-licensed product and country-by-country basis upon expiration of the last royalty term for any licensed product in any country, where a royalty term is defined as the latest to occur of (1) the expiration of the last valid claim of patent rights covering a licensed product, (2) the expiration of the Regulatory Exclusivity, as defined in the MDCO agreement, and (3) the twelfth anniversary of the first commercial sale of the licensed product in such country. We estimate that our fundamental RNAi patents covering licensed products under the MDCO agreement will expire both in and outside of the United States generally between 2015 and 2023. We also estimate that our ALN-PCS product-specific patents covering licensed products under the MDCO agreement in the United States and elsewhere will expire at the end of 2033. These patent rights are subject to potential patent term extensions and/or supplemental protection certificates extending such terms in countries where such extensions may become available. In addition, more patent filings relating to the collaboration may be made in the future.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

Either party may terminate the MDCO agreement in the event the other party fails to cure a material breach or upon patent-related challenges by the other party. We may terminate the agreement in the event that a lead licensed product has not been designated by the joint steering committee within a designated time period. In addition, MDCO has the right to terminate the agreement without cause at any time upon four months’ prior written notice.

During the term of the MDCO agreement, neither party will, alone or with an affiliate or third party, research, develop or commercialize, or grant a license to any third party to research, develop or commercialize, in any country, any product directed to the PCSK9 gene, other than a licensed product, without the prior written agreement of the other party, subject to the terms of the MDCO agreement.”

Comment 4: Arrowhead, page 24

4.	We note that you have a collaboration agreement with Arrowhead. Please disclose the material terms of this agreement under a separate caption, including the patents licensed under this agreement and how they apply to your products, all other material rights and obligations of both parties, the duration, material termination provisions, and payment terms and the prior and potential future payments. Additionally, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent upon this agreement.

Response 4

As discussed in the Company’s response to Comment No. 1 above, the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. The Company has determined that its agreement with Arrowhead Research Corporation (“Arrowhead”) is not a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company has concluded that its agreement with Arrowhead was made in the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

The Company is a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on RNAi. Patent protection is critical to success in the research-based biotechnology industry. Accordingly, license agreements are very much a part of the ordinary course of business in the industry. As disclosed in its periodic filings, including its Forms 10-K and 10-Q, part of the Company’s strategy is to identify and acquire rights to patents and patent applications relevant to the development of its RNAi therapeutic candidates. As part of this strategy, the Company has entered into, and intends to continue to enter into, agreements with respect to a broad portfolio of intellectual property covering various aspects of RNAi technology. The license with Arrowhead, pursuant to which the Company has in-licensed rights to various aspects of RNAi delivery technology, is part of this ordinary course business strategy.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

In considering the materiality of license agreements for purposes of the exhibit requirements under Item 601(b)(10) of Regulation S-K, the Company considers the following factors:

•	The impact on the Company’s business (including the Company’s ability to develop and commercialize RNAi therapeutics and the cost impact) in the event the license was not available;

•	The applicability of the technology to the Company’s drug development platform and/or drug development strategy;

•	The stage of development and value of the therapeutic(s) for which the technology is relevant and the importance of such technology to the development and commercialization of such therapeutics; and

•	The amount and timing of payments under the license agreement

The Company has made not made any historic payments to Arrowhead. In addition, to the extent the Company is required to make milestone or royalty payments under this agreement, such payments will not represent a material percentage of its operating expenses or cash, cash equivalents and marketable securities. Accordingly, the Company does not believe that the payment of development or sales milestone payments to Arrowhead would be material to the Company’s results of operations or financial condition. Moreover, the use of the technology licensed under the Arrowhead agreement is limited to one program, and represents one of several delivery approaches that the Company may utilize in its development efforts. The Company is not utilizing this technology in any of its current core research or development programs.

The Arrowhead agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception. Notwithstanding the Company’s determination that the Arrowhead agreement is not material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of the technology licensed under the these agreements in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s broad intellectual property portfolio.

Comment 5: Tekmira, page 24

5.	We note your reference in the third full paragraph on page 25 to a significant buy down of milestone payments and a reduction of royalty rates payable to Tekmira resulting from the 2012 cross-licensing agreement. Please provide a range for the reduced royalty rate within ten percent.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

Response 5

In response to the Staff’s comment regarding disclosure of more precise information about the royalty rate of the cross-license agreement with Tekmira Pharmaceuticals Corporation and its wholly owned subsidiary, Protiva Biotherapeutics Inc. (together, “Tekmira”), the Company notes that the range for the reduced royalty rates due to Tekmira is provided in the fourth full paragraph on page 25 of the 2012 Form 10-K. The Company intends to include revised disclosure in its future filings with the Commission, including its Form 10-K for the year ended December 31, 2013, to further clarify the royalty rate. The revised disclosure will be substantially similar to that set forth below:

“Tekmira. In November 2012, we, TPC and Protiva agreed to restructure our existing contractual relationship. In connection with this restructuring, the parties entered into a cross-license agreement, and agreed to terminate certain prior agreements, including: the May 2008 amended and restated license and collaboration between us and TPC, the May 2008 amended and restated cross-license agreement between us and Protiva, and the January 2009 manufacturing agreement between us and TPC.

Under the 2012 cross-license agreement, the parties have consolidated certain intellectual property related to LNP technology for the systemic delivery of RNAi therapeutics. Specifically, certain patents and patent applications, including the MC3 lipid family, were assigned by us to TPC. We retain rights to use this intellectual property for the research, development and commercialization of RNAi therapeutic products, including the rights to sublicense this intellectual property on a product-by-product basis. Tekmira has also granted us a worldwide license to its LNP technology for the research, development and commercialization of LNP-based RNAi therapeutics, which license shall be exclusive for up to eight targets designated by us, and otherwise shall be non-exclusive. We have the right to sublicense on a product-by-product basis.

In addition, we elected to buy out our manufacturing obligations to TPC with respect to our LNP-based pipeline programs. Pursuant to the terms of the 2012 cross-license agreement, we made a one-time payment of $30.0 million to TPC for the termination of, and our release from, all of our obligations under the manufacturing agreement, including without limitation the obligations to obtain materials and/or services from TPC. We also have the right to manufacture and have manufactured our LNP-based RNAi therapeutics, which right may be sublicensed to our collaborators.

Further, as part of this restructuring, we elected to buy-down certain future potential milestone and royalty payments due to Tekmira for certain of our RNAi therapeutics, formulated using LNP technology. Specifically, pursuant to the cross-license agreement, we made a one-time payment of $35.0 million to TPC, which amount constituted payment for the termination of the 2008 license agreements with TPC and Protiva and the parties’ rights and obligations thereunder, as well as the buy-down of certain milestone payments and the significant reduction of royalty rates for ALN-VSP, ALN-PCS and ALN-TTR. As a result of this buy-down, future royalty rates for these products are now further reduced from the low single-digit royalties due on other products, as described below. Under the 2012 cross-license agreement, we will be obligated to pay TPC an aggregate of $10.0 million in contingent milestone payments related to advancement of ALN-VSP and ALN-TTR, which now represent the only potential milestones due to Tekmira for ALN-VSP, ALN-PCS and ALN-TTR LNP-based RNAi therapeutics. Specifically, we will be obligated to pay TPC a $5.0 million milestone payment upon each of (i) the initiation of a Phase III clinical trial of an LNP-based ALN-TTR therapeutic product, and (ii) the manufacture of ALN-VSP clinical trial material for use in China.

Consistent with the prior license agreements, under the 2012 cross-license agreement, we are obligated to pay TPC up to an aggregate of $16.0 million in milestone payments for any future RNAi therapeutic formulated using Tekmira LNP technology, excluding ALN-VSP, ALN-PCS and ALN-TTR, together with low single-digit royalty payments on annual product sales, if any.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

Under the 2012 cross-license Agreement, Tekmira maintains the three exclusive and five non-exclusive licenses previously granted by us under the prior license agreements to research, develop and commercialize RNAi therapeutics directed to up to eight gene targets. In addition, we granted Tekmira a non-exclusive license for two additional gene targets, on the same terms and conditions as the prior non-exclusive licenses. Tekmira also acquired from AlCana its existing options for three additional non-exclusive licenses, which have been included under the 2012 cross-license agreement. Tekmira may sublicense these rights on a product-by-product basis. We waived our right under the prior license agreements to opt-in to the Tekmira research program directed to polo-like kinase 1, or PLK1. Under the 2012 cross-license agreement, we are eligible to receive from Tekmira up to an aggregate of $8.5 million in milestone payments for RNAi therapeutics directed to nine of the targets for which we have granted licenses to Tekmira, together with single-digit royalties on annual product sales, if any, of RNAi therapeutic products directed to all thirteen of the targets for which we have granted licenses to Tekmira. Due to the uncertainty of pharmaceutical development and the high historical failure rates generally associated with drug development, we may not receive any milestone or royalty payments from Tekmira.

The term of the 2012 cross-license agreement generally ends upon the expiration of the last-to-expire royalty term. Royalties are payable on a product-by-product and country-by-country basis commencing on the first commercial sale of a product in a country and continuing during any period in which (a) in the case of us, a valid claim within the Tekmira Royalty-Bearing Patents (as defined in the 2012 cross-license agreement) covers our applicable product in such country of sale, or (b) in the case of Tekmira products, a valid claim within our patents covers the applicable Tekmira product in such country of sale. We estimate that our fundamental RNAi patents covered under the 2012 cross-license agreement will expire both in and outside the United States generally between 2019 and 2021, and that the Tekmira LNP patents covered under the 2012 cross-license agreement will expire both in and outside the United States generally between 2020 and 2030, subject in each case to any potential patent term extensions and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available. Either party may terminate a license it granted to the other in the event that the other party fails to cure a material breach of its obligations relating to that license. Furthermore, either party may terminate the 2012 cross-license agreement in the event the other party fails to cure a material breach of an obligation under the agreement. In addition, either party may terminate the 2012 cross-license agreement upon patent-related challenges by the other party.”

* * * *

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

December 17, 2013

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 551-8200 or Mitchell S. Bloom of Goodwin Procter LLP, the Company’s outside counsel at (617) 570-1000.

Sincerely,

/s/ Michael P. Mason
Michael P. Mason
Vice President, Finance and Treasurer